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                   SECURITIES AND EXCHANGE COMMISSION

                         WASHINGTON, D.C. 20549


                                FORM 11-K
(Mark One)
    [X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

    For the fiscal year ended December 31, 1993

                                   OR

    [ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the transition period from _________ to _________

Commission file number 33-21095









                         THE COASTAL CORPORATION
                           STOCK PURCHASE PLAN
                        (Full title of the plan)














                         THE COASTAL CORPORATION
                              Coastal Tower
                           Nine Greenway Plaza
                        Houston, Texas 77046-0995
         (Name of issuer of the securities held pursuant to the
           plan and address of its principal executive office)



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                      INDEPENDENT AUDITORS' REPORT


Administrator
The Coastal Corporation Stock Purchase Plan
Houston, Texas

We have audited the accompanying statements of net assets available for Plan benefits of The Coastal Corporation Stock Purchase Plan (the "Plan") as of December 31, 1993 and 1992, and the related statements of changes in net assets available for Plan benefits for each of the three years in the period ended December 31, 1993. Our audits also included the financial statement schedule on page 5. These financial statements and financial statement schedule are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, net assets available for Plan benefits as of December 31, 1993 and 1992, and the changes in net assets available for Plan benefits for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles. Also, in our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.




DELOITTE & TOUCHE




Houston, Texas
March 15, 1994

               THE COASTAL CORPORATION STOCK PURCHASE PLAN
          STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                                                                    December 31,
                                                                            -----------------------------
                                                                               1993              1992
                                                                            ----------        ----------
ASSETS:

Investments, at market:
  Securities of The Coastal Corporation:
     Common stock (cost: 1993-$9,570,050; 1992-$9,048,439) . . . . . . .    $8,049,669        $7,145,549
                                                                           -----------       -----------

Receivables:
  Dividends. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        28,551            27,274
  Receivable from Lehman Brothers, Inc.. . . . . . . . . . . . . . . . .           589           238,923
                                                                           -----------       -----------

Total Receivables. . . . . . . . . . . . . . . . . . . . . . . . . . . .        29,140           266,197
                                                                           -----------       -----------

Cash . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    713               222,344
                                                                           -----------       -----------

       TOTAL ASSETS. . . . . . . . . . . . . . . . . . . . . . . . . . .     8,079,522         7,634,090
                                                                           -----------       -----------


LIABILITIES:

Payable to Lehman Brothers, Inc. . . . . . . . . . . . . . . . . . . . .             -           221,653
Accrued withdrawals. . . . . . . . . . . . . . . . . . . . . . . . . . .             -               969
                                                                           -----------       -----------

       TOTAL LIABILITIES . . . . . . . . . . . . . . . . . . . . . . . .             -           222,622
                                                                           -----------       -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS . . . . . . . . . . . . . . . . .    $8,079,522        $7,411,468
                                                                           -----------       -----------
                                                                           -----------       -----------
/TABLE
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               THE COASTAL CORPORATION STOCK PURCHASE PLAN
     STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS



                                                                              For the Years Ended
                                                                                 December 31,
                                                                       -----------------------------------
                                                                         1993        1992        1991
                                                                       ----------  ----------  ----------
ADDITIONS:

Investment income:
  Interest and dividend income . . . . . . . . . . . . . . . . . .     $ 119,706   $ 104,634   $  76,275
  Net appreciation (depreciation) in fair value of investments . .     1,099,230    (239,168) (1,737,097)
                                                                      ----------  ----------  ----------

                                                                       1,218,936    (134,534) (1,660,822)
                                                                      ----------  ----------  ----------

Contributions:
  Employee contributions . . . . . . . . . . . . . . . . . . . . .     1,715,899   1,764,765   1,908,391
  Employer contributions . . . . . . . . . . . . . . . . . . . . .         4,328   1,059,074   1,011,248
                                                                      ----------  ----------  ----------

                                                                       1,720,227   2,823,839   2,919,639
                                                                      ----------  ----------  ----------

     TOTAL ADDITIONS . . . . . . . . . . . . . . . . . . . . . . .     2,939,163   2,689,305   1,258,817
                                                                      ----------  ----------  ----------


DEDUCTIONS:

Withdrawal payments. . . . . . . . . . . . . . . . . . . . . . . .     2,271,109   1,428,615   1,655,738
                                                                      ----------  ----------  ----------

Increase (decrease) in net assets available for plan benefits. . .       668,054   1,260,690    (396,921)

NET ASSETS, JANUARY 1. . . . . . . . . . . . . . . . . . . . . . .     7,411,468   6,150,778   6,547,699
                                                                      ----------  ----------  ----------

NET ASSETS, DECEMBER 31. . . . . . . . . . . . . . . . . . . . . .     $8,079,522  $7,411,468  $6,150,778
                                                                      ----------  ----------  ----------
                                                                      ----------  ----------  ----------
/TABLE
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               THE COASTAL CORPORATION STOCK PURCHASE PLAN
                      NOTES TO FINANCIAL STATEMENTS



1.   Description of the Stock Purchase Plan

     The Coastal Corporation Stock Purchase Plan (the "Plan") provides participants with a convenient and economical way to purchase shares of Coastal's Common Stock, par value $0.33-1/3 per share ("Common Stock"), through payroll deductions or optional cash payments. All employees and members of the Board of Directors of The Coastal Corporation (the "Company") and its subsidiaries are eligible to participate in the Plan. In addition, the Company or any subsidiary may submit optional payments (which may be in the form of shares of Common Stock) for the account of any eligible person.
All participants are furnished a Plan prospectus which may be updated by supplements from time to time.

2.   Summary of Significant Accounting Policies

     Accounting Basis

     The financial statements are prepared on the accrual basis of accounting and participants' account allocations are determined on the cash basis. Certain reclassifications of prior years' financial statements have been made to conform to current year reporting.

     Investment Valuation

     Common Stock investments are stated at quoted market prices at year end.

     Taxes

     The Plan is not a deferred compensation arrangement and, therefore, does not have to meet the requirements for qualifications as specified in 401(a) of the Internal Revenue Code of 1986, as amended, nor is it subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended.

3.   Investments

     The majority of the Plan's assets are held for investment by the brokerage firm Lehman Brothers, Inc.

4.   Plan Termination

     Although it has not expressed any intent to do so, the Company reserves the right to suspend, modify or terminate the Plan at any time. All participants shall at all times be fully vested in their account balances.

5.   Administration Costs

     All costs of administering the Plan are paid by the Company.
Participants of the Plan are required to pay broker commissions.
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               THE COASTAL CORPORATION STOCK PURCHASE PLAN
                        SCHEDULE I - INVESTMENTS
                          COASTAL COMMON STOCK


                                                                 Number                         Market
Security                                                        of Shares         Cost           Value
- --------                                                      -----------      ----------    ------------
December 31, 1993. . . . . . . . . . . . . . . . . . . . . .     284,944       $9,570,050     $8,049,669

December 31, 1992. . . . . . . . . . . . . . . . . . . . . .     299,290       $9,048,439     $7,145,549
/TABLE
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                               SIGNATURES

        The Plan.  Pursuant to the requirements of the Securities Exchange
Act of 1934, The Coastal Corporation, as Administrator, has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       THE COASTAL CORPORATION, AS
                                            ADMINISTRATOR OF
                                         THE COASTAL CORPORATION
                                           STOCK PURCHASE PLAN



Date:  March 24, 1994           By:         AUSTIN M. O'TOOLE
                                   ----------------------------------
                                            Austin M. O'Toole
                                   Senior Vice President and Secretary